GROUP

08005143

RECEIVED

2008 OCT -1 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

Rule 12g3-2(b) File No.
82-34748

Date 29 September 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
OCT 03 2008
THOMSON REUTERS

Reiner Barthuber

Kay Amelungse

Enclosures

29 September 2008	Ad hoc notification: Credit facility for Hypo Real Estate Group
29 September 2008	Press release: Hypo Real Estate Group has secured major new funding facility
24 September 2008	Press release: Hypo Real Estate Capital Corporation closes $130 million loan for 681Fifth Avenue in New York

10/2

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

11 September 2008

Press release: Hypo Real Estate Capital Corporation obtains a $46 million interest in loan secured by InterContinental Chicago

Hypo Real Estate
GROUP

Release of an Ad hoc announcement according to § 15 WpHG

Hypo Real Estate Holding AG: Credit facility for Hypo Real Estate Group

A consortium group of the German financial sector has provided Hypo Real Estate Holding AG, together with its subsidiaries Depfa Bank plc, Hypo Real Estate Bank AG and Hypo Real Estate International AG with a short term and medium term credit facility in a sufficient amount. Hypo Real Estate Holding AG will have to depreciate the book value of its participation in Depfa Bank plc. A dividend distribution for the financial year 2008 is not expected.

Contact:
Reiner Barthuber +49-89-203007-201

Press release

Hypo Real Estate Group has secured major new funding facility

Munich, Sep 29, 2008 – Hypo Real Estate Group has secured a major new credit facility which is designed to shield the company from the impact of the current malfunctioning of the international money markets. A consortium from the German financial sector has provided Hypo Real Estate Holding AG, together with its subsidiaries DEPFA Bank Plc, Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG with a multi-billion Euro short-term and mid-term credit facility sufficient to cover the Group's funding needs well into the future. Hypo Real Estate Group had entered into talks with the consortium in response to the extremely challenging conditions on the international money markets following the Lehman collapse and other market disruptions.

Georg Funke, CEO of Hypo Real Estate Group, said: "The new credit facility is a far-reaching and innovative approach which allows us to adjust our funding structure in order to accommodate the current malfunctioning of the international money markets. Hypo Real Estate Group will not need to go back to the unsecured money market for its refunding in the foreseeable future."

As a consequence of the arrangement, Hypo Real Estate Holding AG will have to impair the goodwill of its holding in DEPFA Bank Plc. This impairment will have a significant material effect on the Group's P&L statement. A dividend distribution for the financial year 2008 is not expected.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate Group

Following the acquisition of DEPFA Bank plc in October 2007, **Hypo Real Estate Group** has evolved into one of the leading international financial services providers for commercial real estate lending, public finance and infrastructure finance. The Group, with total assets of € 395 billion, 1,900 employees and offices across Europe, the Americas and Asia, consists of the non-operational listed Hypo Real Estate Holding AG and operational entities. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG conduct the international real estate financing business. DEPFA and DEPFA Deutsche Pfandbriefbank AG conduct the public sector and infrastructure finance business. Additional information is to be found on www.hyporealestate.com.

Press Contact:
Hypo Real Estate Group
Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail: hans.obermeier@hyporealestate.com

Press release

Hypo Real Estate Capital Corporation closes $130 million loan for 681 Fifth Avenue in New York

Munich, New York 24 September, 2008: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $130 million loan for 681 Fifth Avenue in New York. The transaction closed on August 19, 2008.

681 Fifth Avenue is located between 53rd and 54th Streets in the Plaza District submarket of Manhattan. Built in 1912 as a McKim, Mead, and White building and currently undergoing a total renovation, the 17 story Class A office and retail property measures 82,500 net rentable square feet and includes a unique penthouse with outdoor terraces and highly desirable views of Central Park to the north and the Rockefeller Center and the Empire State Building to the south.

In March of 2008, Tommy Hilfiger executed a 15-year lease for 22,500 square feet on the first four floors and two basement levels. The Tommy Hilfiger store will serve as the company's global flagship store. Tommy Hilfiger has previously announced that the store is expected to open for the 2008 holiday season.

The sponsors of this deal are Robert Siegel and descendants of the Hermès family. This is the first time Hypo Real Estate Capital Corporation has worked with each of the sponsors. RCG Longview served as mezzanine lender, on this deal.

The Sponsors are also completing an entire renovation of all building systems and the remaining 60,000 rentable square feet will be available as Class A Office Space for occupancy by the end of this year, which will be

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

comprised of 6,000 square foot single floor plates with 14 foot ceilings on each floor. The Sponsors have awarded Matthew Astrachan and Mitchell Konsker of Cushman & Wakefield the exclusive brokerage contract for leasing the unique office space at 681 Fifth Avenue.

"We believe this is the perfect transaction for HRECC based on the borrower's opportunity to create value over the loan term. We are extremely pleased to present the client with flexible, floating-rate balance sheet financing that will facilitate the clients' execution of the business plan," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation.** "We welcome Mr. Siegel and descendants of the Hermès family as new clients and look forward to working with them again in the future."

Dana Valenti, Director at Hypo Real Estate Capital Corporation said, "The scarcity of exceptional flagship retail locations and the incredible demand for boutique office space in the prominent Plaza District provides for an incredible repositioning and value creation opportunity for the Sponsor."

"The principals of RCG Longview have enjoyed a long term relationship with Metropole Realty, and the 681 Fifth Avenue transaction is exactly the type of value-add investment that our Fund seeks", said **Christopher LaBianca, President of RCG Longview.**

"Our experience with Hypo Real Estate Capital Corporation was exceptional and we look forward to a very long and mutually beneficial relationship with this forward thinking lender," said **Robert A. Siegel, Sponsor and CEO of Metropole Realty Advisors, Inc.** "The innovative loan structure crafted by the expert HRECC team will enable us to seamlessly achieve the

repositioning of this premiere Fifth Avenue property to its original glory making it an ideal Class A location for retail fashion showrooms, family offices, hedge funds, and other premiere tenants," added **KT Stallings Bren, Managing Director at Metropole Realty Advisors, Inc.**

Notes to editors:

About the Sponsor:
Robert A. Siegel is the CEO of **Metropole Realty Advisors, Inc.**
Metropole's principals have focused on development, acquisition and leasing of the most sought after luxury retail locations for thirty years. During this time they have amassed a portfolio that includes flagship retail properties on Fifth and Madison Avenues, Rodeo Drive and Hawaii's Kalakaua Avenue, where renowned retailers such as Hermes, Gucci, Chanel, Louis Vuitton, Loro Piana, Burberry and similar brands operate flagship stores. Metropole has developed an equally renowned leasing advisory business for some of the most prominent retail tenants and properties, including its role as exclusive broker to the Americana Manhasset. Through its decades-long commitment to this unique niche, Metropole has amassed unparalleled insights into market trends that enable it to develop each property to its highest and best use.

Press Contact:
Metropole Realty Advisors, Inc.
Robert A. Siegel
Phone: 212.980.2427
Fax: 212.980.2428
Email: ras@metropolerealty.com

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International AG, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International AG

Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG, Munich, are leading providers of commercial real estate financing on an international scale and in Germany. The banks offer their services to professional real estate investors, building societies, and developers as well as closed and open ended real estate funds globally through 20 offices across Europe, the Americas and Asia. The service and product range includes classical Pfandbrief-based mortgages as well as large-volume investment banking products. Both banks are members of Hypo Real Estate Group. Following the acquisition of DEPFA Bank plc in October 2007, the Group has evolved into one of the leading international financial services providers for commercial real estate, public sector and infrastructure finance. Additional information is to be found on www.hyporealestate.com.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Capital Corporation obtains a $46 million interest in loan secured by InterContinental Chicago

Munich/New York, 11 September 2008 - Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it obtained a $46 million pari-passu interest in a $121 million mortgage loan for the refinance of the InterContinental Chicago. The loan was originated by Citibank. The transaction closed on July 3, 2008.

"We continue to look for opportunities that best fit HRECC and believe that participating in this loan is a prime example of our capabilities to originate and participate in a broad range of transactions," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation.** "Citibank, Strategic Hotel and Resorts, and GIC are premiere partners who we have successfully done business with in the past and we are confident that this would be a successful investment for all parties. As we continue to expand upon our offerings, we look forward to working with them again."

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

About Hypo Real Estate Bank International AG

Hypo Real Estate Bank AG and **Hypo Real Estate Bank International AG**, Munich, are leading providers of commercial real estate financing on an international scale and in Germany. The banks offer their services to professional real estate investors, building societies, and developers as well as closed and open ended real estate funds globally through around 20 offices across Europe, the Americas and Asia. The service and product range includes classical Pfandbrief-based mortgages as well as large-volume investment banking products. Both banks are members of Hypo Real Estate Group. Following the acquisition of DEPFA Bank plc in October 2007, the Group has evolved into one of the leading international financial services providers for commercial real estate, public sector and infrastructure finance. Additional information is to be found on www.hyporealestate.com.

Press contact:
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

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